United States Securities and Exchange Commission
                   Washington, D.C. 20549

                        Schedule 13D

          Under the Securities Exchange Act of 1934

                       Original Filing


                  FARNSWORTH BANCORP, INC.

                      (Name of Issuer)


                        COMMON STOCK

               (Title of Class of Securities)


                         31163N10700

                       (CUSIP Number)


 CHARLES ALESSI, CFO, 789 FARNSWORTH AVE., BORDENTOWN, N.J.
                            08505

                     TEL.  609 298 0723

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                        JULY 26, 2000

   (Date of Event which Requires Filing of this Statement)



                        SCHEDULE 13D


                   CUSIP No. 31163N107000


1.   Names of Reporting Persons.  I.R.S. Identification Nos.
  of above persons

  Jeffrey E. Slemrod    ###-##-####


2.   Check the Appropriate Box if a Member of a Group. (a)
  (b) X

3.   SEC Use Only

4.  Source of Funds Jeffrey E. Slemrod PF

5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or     2(e) (no check entered)

6.  Citizenship or Place of Organization     Jeffrey E.
Slemrod is a United States    Citizen

Number of shares beneficially owned by each reporting person with



7.  Sole Voting Power    Jeffrey E. Slemrod  19,650 shares

8.  Shared Voting Power                 0

9.  Sole Dispositive Power    Jeffrey E. Slemrod  19,650
shares

10.  Shared Dispositive Power           0

11.  Aggregate Amount Beneficially Owned by Each Reporting
  Person

  Jeffrey E. Slemrod  19,650 shares

12.  Check if the Aggregate Amount in Row (11) Excludes
  Certain Shares

  (no check entered)

13.  Percent of Class Represented by Amount in Row (11)
5.44%

14.  Type of Reporting Person Jeffrey E. Slemrod IN









Item 1.  Security and Issuer       Common Stock of
Farnsworth Bancorp, Inc.,

     789 Farnsworth Avenue, Bordentown, N.J. 08505



Item 2.  Identity and Background

     (a)  Jeffrey E. Slemrod

     (b)  1385 Colony Way, Yardley PA 19067

     (c)  Consultant, Slemrod Consulting, 1385 Colony Way,
       Yardley PA 19067

     (d)  No convictions in any criminal proceedings

     (e) No violations of federal and state securities laws; no findings, judgments, decrees or final orders concerning federal and state securities laws

     (f)  United States of America





Item 3.  Source and Amount of Funds or Other Considerations

     Jeffrey E. Slemrod purchased the shares with personal funds in his individual margin account at E Trade
     Securities



Item 4.  Purpose of Transaction

     The shares in question were purchased as long term investments



Item 5.  Interest in Securities of the Issuer

     (a) Jeffrey E. Slemrod owns 19,650 shares of Issuer's common stock, representing 5.44% of the total shares outstanding

     (b) Jeffrey E. Slemrod has the sole power to vote, or to direct the vote, or to dispose of the shares. There is no shared power to vote, direct the vote, or to dispose





     (c) Transactions in the Issuer's common stock within the last 60 days: 7/26/00 purchased 1500 shares at 9 3/8 per share. These securities were purchased on the NASDAQ as open market purchases

     (d) No persons other than Jeffrey E. Slemrod have any rights or interests in the securities of Issuer owned by Jeffrey E. Slemrod

     (e)  Not applicable



Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to      Securities of the Issuer

     Jeffrey E. Slemrod is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.



Item 7.  Material to Be Filed as Exhibits

     No material is filed as exhibit hereto.



Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     August 1, 2000

     Jeffrey E. Slemrod